Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated March 13, 2014 relating to the consolidated financial statements of Sears Canada Inc. and the effectiveness of Sears Canada Inc.’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Sears Canada Inc. for the 52 week-period ended February 1, 2014.

/s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants
Toronto, Canada
March 14, 2014